Exhibit 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings To Fixed Charges

	For the year ended December 31,
	2012	2011	2010	2009	2008
	($ in millions)
Earnings:
Earnings (loss) from continuing operations before provision (benefit) for income taxes	$385.9	$239.0	$106.7	$(152.2)	$430.3
Add:
Fixed Charges	216.6	205.7	202.5	145.1	132.8
Amortization of capitalized interest	0.2	0.2	0.2	0.3	0.1
Total earnings (loss) from continuing operations before provision (benefit) for income taxes	$602.7	$444.9	$309.4	$(6.8)	$563.2

Fixed Charges:
Interest expense	$194.7	$185.3	$182.1	$123.2	$109.4
Portion of rental expense representative of interest	21.9	20.4	20.4	21.9	23.4
	216.6	205.7	202.5	145.1	132.8
Capitalized interest	—	—	—	—	0.9
Total Fixed Charges	$216.6	$205.7	$202.5	$145.1	$133.7

Ratio of Earnings to Fixed Charges	2.78	2.16	1.53	—	4.21
Footnote:
Amounts previously reported have been adjusted to exclude discontinued operations resulting from the expected sale of the Company's remaining ready-mix concrete operations. See Note 2 Acquisitions and Divestitures in the Notes to Consolidated Financial Statements.
Earnings for the year ended December 31, 2009 included a $325 million goodwill impairment charge. Earnings were inadequate to cover fixed charges for the year ended December 31, 2009. The deficiency for this period was $151.9 million.